Exhibit 17.1
RESIGNATION

I, Thomas Stankovich, hereby tender and submit my resignation as Chief Financial Officer and Treasurer of Cobalis Corp., a Nevada corporation, (“Company”), such resignation to be effective on the 18th day of December 2006. My resignation was not the result of any disagreement with the policies or practices of the Company.

/s/ Thomas Stankovich

Thomas Stankovich